January 14, 2000







To the Board of Directors of
Electronic Engineering and Design Corporation
104 Prospect Hill Street
Newport, RI 02840

Re:  Resignation

Dear Sirs:

I, Jim Walters, hereby tender my resignation as an officer and/or director of Electronic Engineering and Design Corporation, a Delaware corporation, effective immediately.


Sincerely,


/s/ Jim Walters
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Jim Walters